No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2007

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On April 25, 2007, Honda Motor Co., Ltd. announced that it resolved, at its Board of Directors meeting held on April 25, 2007, to apply for delisting of its ordinary shares on Euronext Paris and its Swiss Bearer Depositary Receipts (SBDRs) on SWX Swiss Exchange (those shares and receipts collectively, the “shares”) and to terminate its European Depositary Receipts (EDRs) that are traded over-the-counter in Europe.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: April 25, 2007

[Translation]

April 25, 2007

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takeo Fukui
President and Representative Director

Notice Concerning Application to Delist From Euronext Paris and SWX Swiss Exchange

and to Terminate European Depositary Receipts

Honda Motor Co., Ltd., (the “Company”), at its Board of Directors meeting held on April 25, 2007, resolved to apply for delisting of its ordinary shares on Euronext Paris and its Swiss Bearer Depositary Receipts (SBDRs) on SWX Swiss Exchange (those shares and receipts collectively, the “shares”) and to terminate its European Depositary Receipts (EDRs) that are traded over-the-counter in Europe.

Particulars

1.	Reasons for Applying for Delisting from Euronext Paris and SWX Swiss Exchange and for Terminating the EDRs

The trading volume of the shares on Euronext Paris and SWX Swiss Exchange, and the EDRs, has been extremely low. The Company believes that delisting from Euronext Paris and SWX Swiss Exchange and terminating its EDRs would not substantially affect the Company’s shareholders and investors.

2.	Schedule

The applications for delisting the Company’s shares will be made to Euronext Paris and SWX Swiss Exchange, and for termination of the Company’s EDRs, to the Depositary, beginning in May 2007. The Company aims to complete the delisting and termination procedures around the end of October 2007.

Reference: Stock Exchanges on Which the Company’s Shares Will Stay Listed

The Tokyo Stock Exchange, the Osaka Securities Exchange, the Nagoya Stock Exchange, the Fukuoka Stock Exchange, the Sapporo Securities Exchange, the New York Stock Exchange and the London Stock Exchange.